FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 6, 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

EXPLANATORY NOTE

In connection with the issuance by AstraZeneca PLC of $1,200,000,000 aggregate principal amount of 0.700% Fixed Rate Notes due 2026, $1,300,000,000 aggregate principal amount of 1.375% Fixed Rate Notes due 2030 and $500,000,000 aggregate principal amount of 2.125% Fixed Rate Notes due 2050 (collectively, the “Securities”), AstraZeneca PLC is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-234586):

Exhibit List

Exhibit No. Description

1.1	Underwriting Agreement, dated as of August 3, 2020.

1.2	Pricing Agreement, dated as of August 3, 2020.

4.1	Officers’ Certificate of the Registrant pursuant to Section 2.08 of the Indenture setting forth the terms of the Securities, including forms of the global notes for the 0.700% Fixed Rate Notes due 2026, the 1.375% Fixed Rate Notes due 2030 and the 2.125% Fixed Rate Notes due 2050.

5.1	Opinion of Freshfields Bruckhaus Deringer LLP.

5.2	Opinion of Davis Polk & Wardwell London LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC
(Registrant)

Date:	August 6, 2020	By:	/s/ Matthew Bowden
		Name:	Matthew Bowden
		Title:	Deputy Company Secretary